UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER



                                  Drucker, Inc.
                       ----------------------------------
        (Exact name of registrant as specified in its corporate charter)


                                    000-29670
                                    ---------
                              (Commission File No.)


              Delaware                          95-3303637
              --------                          ----------
      (State of Incorporation)          (IRS Employer Identification No.)


            #1- 1035 Richards Street, Vancouver, B.C. Canada V6B 3E4
            --------------------------------------------------------
                    (Address of principal executive offices)


                                 (604) 681-4421
                                ----------------
                         (Registrant's telephone number)

                                  DRUCKER, INC.

                       NOTICE TO SHAREHOLDERS PURSUANT TO
                          SECTION 14F OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

             ------------------------------------------------------
        NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED
                 IN CONNECTION WITH THIS INFORMATION STATEMENT.
            NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED
                          TO SEND THE COMPANY A PROXY.


GENERAL
-------

     This Information Statement is being mailed on or about July 24, 2003 to the holders of record as of July 10, 2003, of common stock (the "common stock"), of Drucker, Inc., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the Company's appointment of new directors to the Board of Directors of the Company (the "Designee").

     Effective ten days after this Notice to Shareholders is mailed, Ken Kow and Ernest Cheung will resign as Directors. Patrick Chan and Joseph Tong resigned on June 15. Ronald Xiuru Xie has become President of the Company June 16, 2003.
Ronald Xiuru Xie and Nick Ringma were appointed to the Board of Directors on June 16, 2003. Liu Wei Zhang, Hong Liang, Ge Liang Song, and Sun Yi Kang have been appointed to the Board effective 10 days after transmittal of this Information Statement to the Company's shareholders, in compliance with Section 14f of the Securities Exchange Act of 1934.


CONSUMMATION OF A TRANSACTION HAS RESULTED IN A CHANGE OF CONTROL.
-----------------------------------------------------------------

     On June 15, 2003, the Company entered into an Acquisition Agreement whereby it acquired all or 100% of the shares of Beijing Beike-Masic Automation Engineering Company Limited ("BK") from Speed One Investment Limited ("Speed One") and Beijing Beike Machinery Electronic Materials Hightech Corporation ("BK Machinery"). Immediately prior to the Agreement, all the shares of BK were 75% and 25% owned by Speed One and BK Machinery, respectively. Such shares will be cancelled and new shares will be issued to the Company.

     When completed, BK, a Chinese company which specializes in industrial automation, will be a wholly owned subsidiary of the Company. The transaction is expected to be closed by September 30, 2003.

Acquisition of Beijing Beike-Masic Automation Engineering Company Limited ("BK")

(1) The Acquisition

     The Company was formerly an oil exploration company. Its main assets are cash and 1 million shares of Tanganyika Oil, which is producing oil in Egypt and is in the process of developing three major oil fields in Syria. For more information, please visit "www.tanganyikaoil.com".

     The Company entered into an Acquisition Agreement with Speed One and BK Machinery on June 15, 2003, to acquire 100% shares of BK. Prior to the acquisition, Speed One and BK Machinery owned 75% and 25%, respectively, of 100% shares of BK. As a result of this acquisition, the Company will issue to Speed One and BK Machinery, 17.5 million common shares immediately and 25,173,600 shares after shareholders have approved a one for three reverse split of all the shares issued and outstanding. All these shares will be issued to Speed One and BK Machinery according to the 75% and 25% ratio.

(2) History and Business of BK

     BK is a leading Chinese provider of complete system solutions for industrial automation and control. It is specialized and experienced in developing, manufacturing, distributing and integrating system solutions and automation control products to top industrial enterprises such as steel companies, machinery manufacturing companies and public utilities in China. The manufacturing and R & D facilities are located in Zhong-Guan-Cun Hi-tech Zone, the so-called "Silicon Valley" in Beijing, China. It has received ISO 9001 certification and certified by Chinese government to be an Advanced Technology Company qualified for various government incentives, tax and other preferential treatments. BK has over 100 employees at its main manufacturing facilities and R & D centre in Beijing. More than 60% are technical and engineering personnel. Since its inception, BK has formed a strategic partnership in research with the Institute of Industrial Robots, Automation and Engineering of the University of Science and Technology Beijing ("USTB") where BK has recruited some of its core technical and research engineering teams. BK's OEM suppliers include AVTRON
(US), SIEI (Italy), Siemens (Germany), GE-FANUC (US), Yaskawa (Japan) and Omron (Japan). BK is also a distribution agent in China for Yaskawa products including robotics information and other control products. It also acts as authorized value-added reseller for GE-FANUC and SIEI.

     BK is a company incorporated and organized under the laws of the People's Republic of China. It was previously owned by BK Machinery (25%), a Chinese company fully owned by USTB, and certain individual shareholders (75%). In May 2003, all the individual shareholders of BK incorporated themselves and transferred all their shares in BK into Speed One, a BVI company. As a result, BK was reorganized into a Chinese-foreign equity joint venture company in May 2003 in accordance with the Chinese company law and foreign investment legislation.

     BK has enjoyed substantial growth in revenue and profits over the past three years as shown below:

   (Unaudited; in millions in USD converted at the rate of US$ 1 = RMB 8 yuan)

                                                                  Preliminary
       YE Dec           2000           2001            2002        May 2003
        -----           ----           ----            ----        --------

       Revenue          4.6            10.8            20.9            7.1
       Net Profit       0.3             1.8             4.4            2.9

     As at May 31, 2003, preliminary figures indicate revenue of US$ 7.1 million and net profits of US$ 2.89 million, a net margin of 40%. Net working capital was US$ $8.5 million including cash of about US$ 4.5 million and no long-term debt. These are preliminary unaudited figures for the five months ending May 31, 2003 on Chinese accounting standards. An audit on the financial information for 2001 and 2002 is currently underway to provide two years US GAAP financial information as required by the SEC.

     As a result of this transaction, Messrs LIU Wei Zhang, Engineer; HONG Liang, Engineer; GE Liang Song, Senior Engineer; SUN Yi Kang, Professor; Ronald Xie, Lawyer; and Nick Ringma, Businessman, have been appointed to the Board. Messrs Patrick Chan (Chairman), Ernest Cheung, Ken Kow & Joseph Tong have tendered their resignations. Mr. Gerald Runolfson has resigned as President and Mr. Ronald Xie has been appointed as President of the Company. Mr. Gerald
Runolfson  has been  appointed  Secretary of the Company  replacing  Mr.  Ernest
Cheung.

     No action is required by the shareholders of the Company in connection with the appointment of the new persons to the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders this Information Statement not less than ten days prior to the change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.


VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
-----------------------------------------------


VOTING SECURITIES OF THE COMPANY:
--------------------------------

     On June 14, 2003, there were 32,476,250 shares of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:
--------------------------------------------------------------

     The sole class of equity securities of the Company issued and outstanding is the common stock.

     The following table sets forth, as of July 23, 2003, certain information with respect to the common stock beneficially owned by: (i) each Director, nominee and executive officer of the Company; (ii) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group:

(i) each Director, nominee and executive officer of the Company:


Name and Address of              Amount and nature of        Post Transaction*
Beneficial Owner                 Beneficial Ownership (1)    % of Class
-------------------------------------------------------------------------------
Ronald Xiuru Xie                 0                           0
-------------------------------------------------------------------------------
Nick Ringma                      0                           0
-------------------------------------------------------------------------------
Liu, Wei Zhang                   0                           0
-------------------------------------------------------------------------------
Hong, Liang                      0                           0
-------------------------------------------------------------------------------
Ge, Liang Song                   0                           0
-------------------------------------------------------------------------------
Sun, Yi Kang                     0                           0
-------------------------------------------------------------------------------
Gerald Runolfson(1)              512,501                     0.39%
-------------------------------------------------------------------------------
Ernest Cheung(2)                 9,225,000                   7%
-------------------------------------------------------------------------------

     All of the above disclaim any beneficial ownership in shares of the Company owned by other family members.

(1)  Porta-Pave  Industries,  Inc.  (company  owned by  Runolfson  family)  owns
     380,002 shares. Gerald Runolfson, individually owns 132,499 shares and has an option to acquire 300,000 shares.

(2) 9,225,000 shares are owned by Richco Investors, Inc. of which Ernest Cheung is a director, officer, and shareholder. Richco Investors, Inc. is beneficially owned by Raoul Tsakok through ownership of 50%+ shares of common stock of Richco Investors, Inc. Mr. Raoul Tsakok, through Cobilco,
     Inc., has a public and private companies in Hong Kong.

     The following table sets out the amount and percentage of the shares of Speed One beneficially owned by the following directors of the Company:

--------------------------------------------------------------------------------
Wei Zhang Liu                    10,500                      21%
--------------------------------------------------------------------------------
Liang Hong                       10,500                      21%
--------------------------------------------------------------------------------
Liang Song Ge                    10,500                      21%
--------------------------------------------------------------------------------
Yi Kang Sun                      7,500                       15%
--------------------------------------------------------------------------------

                                       5


(ii) each person who owns beneficially more than 5% of the common stock:

-------------------------------------------------------------------------------
Richco Investors Inc.            9,225,000                   6.99%
830-789 West Pender St.
Vancouver, BC
Canada V8C 1H2
-------------------------------------------------------------------------------
Speed One Investment Limited     69,765,600                  52.8%
East Asia Corporate Services
(BVI) Limited c/o Legal Affairs
Department, the Bank of East
Asia, Limited, 20th Floor, The
Bank of East Asia Building,
10 Des Voeux Road, Central,
Hong Kong
-------------------------------------------------------------------------------
Beijing Beike Machinery          23,255,200                  17.6%
Electronic Materials Hightech
Corporation
No. 30, Xueyuan Lu,
Haidian District, Beijing
PR China
-------------------------------------------------------------------------------


(iii)     all Directors, nominees and executive officers as a group:

-------------------------------------------------------------------------------
All Current Officers and
Directors as a Group             9,737,501                   7.39%
-------------------------------------------------------------------------------
Officers & Directors as a
Group, including new appointees
and excluding resigning
directors                        512,501                     0.39%
-------------------------------------------------------------------------------
Total Shares Issued and
Outstanding                      132,008,506                 100%
-------------------------------------------------------------------------------



     Note: All the shares of the Company listed above are on pre-consolidation basis, and are subject to a one for three reverse split upon shareholder approval.

Notes to the table:

     Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.


DIRECTORS AND EXECUTIVE OFFICERS
--------------------------------

     The following sets forth the names and ages of the current Director, nominees for directors and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been by the Board of Directors as a whole. During the fiscal year ended December 31, 2002, the Board of Directors held one formal meeting. There are no family relationships among any of the Directors, nominees or executive officers.

     YI KANG SUN, age 71, professor of automation at USTB, obtained a Bachelor Degree in 1952 from Tsinghua University in Beijing, China with a major in Material Molding and Control Engineering. Since 1999, Mr. Sun has acted as Technical Director of BK. He has been a director since incorporation of the company, responsible for technology directions, application and management, product development, international communication and development planning, R & D, and project planning. From 1994 to 1999, Mr. Sun acted as Chief Engineer of BK and was responsible for all major engineering and technological issues.

     WEI ZHANG LIU, age 53, obtained Bachelor Degree from USTB in 1976 and also obtained a Bachelor Degree from the Arts & Law School of USTB in 1982. During the period from 1990 to present, Mr. Liu acted as Vice G.M. and G.M. of BK Machinery; G.M. and President of BK. He is in charge of overall affairs of BK and has turned the company into a top manufacturer and provider of automation system solutions and related products in China.

     RONALD XIURU XIE, age 41, President and Director (appointed in June 2003) obtained a BA degree from Beijing University of International Business & Economics in 1984 and a Master of Law in 1986 from School of Law, Beijing University of International Business & Economics. He obtained an LLB (law) in 1992 from Queen's University in Canada. He is President and director of China NetTV Holdings, Inc. since July 2003 to present. He is a founding partner of Allied Law Office in Beijing, China since 1998. He was a Senior Partner, Great Wall Law Office in Beijing, China, 1995-1998. He has been a member of the Chinese practice Bar since 1988 and was called to the Bar of Ontario, Canada in 1993. Mr. Xie will devote approximately 50% of his time to company operations.

     LIANG HONG, age 40, obtained a Bachelor Degree in 1985 from Automation Department of USTB. From the beginning of 2003 to the present, he has been Vice G.M. in School-funded Industrial Group of USTB. His major responsibilities include assessment for investment in connection with whole school's industry, evasion of legal risks, project plan, capital operation, public relationship, etc. Mr. Hong was a founder of BK and acts as Vice President, participating in all major decisions and development plan of the company, and shouldering such responsibilities as the establishment of technical and marketing teams, operating management, organization of R & D, development of new technology, administration of major projects, public relations, financing, etc. From 2001 to 2002, Mr. Hong set up Time High-Tech Co., Ltd. (THT) and acted as Vice G.M. The company was invested by State Investment Development Corporation (SIDC) and USTB. Mr. Hong participated in all initial activities including project assessment, financing negotiations, incorporation of joint ventures. From 1999 to 2002, Mr. Hong acted as vice director of Robot Institute of USTB.

     LIANG  SONG  GE,  age 38,  obtained  a  Bachelor  Degree  in 1986  from the
Automation  Department  of USTB  and a Master  Degree  in 1989  from  Automation
Department of Harbin Institute of Technology, China. From 1998 to 2002, Mr. Ge acted as Vice G.M. of BK. Since the beginning of 2003, Mr. Ge has acted as G.M. of BK.

     Gerald William Runolfson, age 61, Director since 1991 and formerly the President. He received a Bachelor of Science in civil engineering in 1963 from University of Saskachewan, Canada He studied business administration 1970-71 at University of Alberta, Canada. From 1988 to 2000, he was President of International Butec Indistries Corp., Vancouver, B.C. From 1991-94, he was President of N-Viro Recovery, Inc. From 1994 to present, he has been President of Elkon Products, Inc. Vancouver, B.C.He has been a director of Horseshoe Gold Mines since 1991.

     NICK RINGMA, age 56, was appointed a director of Drucker, Inc. in June 2003. Mr. Ringma studied at Calvin College 1967-68 and obtained a BA in 1973 from Simon Fraser University in Vancouver, BC. From 1997 to present, he has been Vice President and director of Digital Accelerator Corp. He has been a director of Vertigo Technologies, Inc. from September 2002 to present. From 1980-1982, he was President of Miller Electronics - a Division of Gendis.


FAMILY RELATIONSHIPS.  None.
--------------------


STANDING AUDIT COMMITTEE.  None.
-------------------------


NOMINATION COMMITTEE.  None.
--------------------


COMPENSATION COMMITTEE.  None.
----------------------


EXECUTIVE COMPENSATION
----------------------

     Each Director receives $1,000.00 plus reasonable outside travel expenses for each Board meeting he attends and for each committee meeting he attends. Directors who are also officers of the Company receives no compensation for services as director.

     Compensation paid for all services provided during the fiscal year ended December 31, 2002, to each of our executive officers and to all officers as a group is set forth below.


                                     SUMMARY COMPENSATION TABLE OF EXECUTIVES
                                            Annual Compensation                                          Awards

Name and                 Year          Salary ($)       Bonus         Other Annual          Restricted           Securities
Principal                                               ($)           Compensation ($)      Stock                Underlying
Position                                                              Award(s)($)           Options/SARs(#)
Ronald Xiuru Xie          2003          0                 0                 0               0                         0
President

Gerald                    2002          0                 0                 0               0                         0
Runolfson,                2001          0                 0                 0               0                         0
former President          2000          0                 0                 0               0                         300,000 (6)
(now Secretary)

Ernest Cheung,            2002          0                 0                 0               0                         0
former Secretary          2001          0                 0                 0               0                         0
(resigned 2003)           2000          0                 0                 0               0                         0

Patrick Chan,             2002          0                 0                 0               0                         0
Chairman                  2001          0                 0                 0               0                         0
(resigned)                2000          0                 0                 0               0                         550,000 (1)

Ken Kow,                  2002          0                 0                 0               0                         2,500 (1)
Director (resigning)

Officers                  2002          0                 0                 0               0                         0
as a group                2001          0                 0                 0               0                         0
                          2000          0                 0                 0               0                         852,500 (6,1)


         (a) Compensation   Pursuant  to Option   Plans.  See   Executives'  and
Directors' Compensation Tables.

         (b) Other Compensation. None. No stock appreciation rights or warrants exist to management.

         (c) Compensation of Directors.

     Compensation paid by us for all services provided during the fiscal year ended December 31, 2002 to each of our directors and to all directors as a group is set forth below:


                   DIRECTOR COMPENSATION FOR LAST FISCAL YEAR

     (Except  for   compensation  of  Officers  who  are  also  Directors  which
Compensation is listed in Summary Compensation Table of Executives)


                                                      Cash Compensation                                       Security Grants
------------------------------------------------------------------------------------------------------------------------------------
Name                              Annual             Meeting          Consulting              Number          Number of Securities
                                  Retainer           Fees ($)         Fees/Other              of              Underlying
                                  Fees               ($)              Fees ($)                Shares(#)       Options/SARs(#)
A. Director                       0                      0                23,000                  0                    0
Gerald Runolfson

B. Director                       0                      0                26,750                  0                    0
Ernest Cheung
(resigning)

C. Director                       0                      0                     0                  0                    0
Patrick Chan
(resigned)

D. Director                       0                      0                     0                  0                    0
Joseph Tong
(resigned)

E. Director                       0                      0                36,538                  0                    0
Ken Kow
(resigning)

         (e)  Termination of Employment and Change of Control Arrangements.
                  None

         (f) Stock purchase options:

Share Purchase Options
     Patrick Chan                                       550,000 shares (1)
     FKT Exploration Consultants, Ltd.                  325,000 shares (2)
     Ken K Consulting, Ltd.                             325,000 shares (3)
     Cobilco Inc.                                       550,000 shares (4)
     Lancaster Pacific Investment Ltd.                  550,000 shares (5)
     Gerry Runolfson                                    300,000 shares (6)
     Yonderiche Int'l Consultants                       150,000 shares (7)
     808719 Ont. Ltd.                                   100,000 shares (8)
     Gemsco Management Ltd.                             100,000 shares (9)

     The above options were issued in November, 1999 with expiry on June 30, 2004 and are exercisable at US$0.40 per share. As of the date of this report none of the above options has been exercised.

(1)  Mr. Chan was Chairman of the Board.
(2)  FKT Exploration Consultant, Ltd. is owned by Fred Tse, a consultant.
(3) Ken K Consultant, Ltd. is owned by Ken Kow, a paid consultant and resigning director.
(4) Cobilco is owned by Raoul Tsakok, a director, of Richco Investors, Inc., a major shareholder.
(5)  Lancaster Pacific Investment, Ltd. is owned by Paul Chan, a consultant.
(6)  Mr. Runolfson is director, secretary, and former President.
(7)  Yonderiche Int'l Consultants is owned by Jack Song.
(8)  808719 Ont., Ltd. is owned and controlled by Joe Tong, a former director.
(9) Gemsco Management, Ltd. is owned and controlled by Maurice Tsakok, a director of Richco Investors, Inc. a major shareholder


LEGAL PROCEEDINGS:
-----------------

     The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT:
------------------------------------------------------------

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Registrant's officers and directors, and persons who own more than 10% of a registered class of the Registrant's equity securities, to file reports of ownership and changes in ownership of equity securities of the Registrant with the Securities and Exchange Commission and NASDAQ. Officers, directors and greater-than 10% shareholders are required by the Securities and Exchange Commission regulation to furnish us with copies of all Section 16(a) that they file. No officers, directors or 10% shareholders had failed to file any reports pursuant to Section 16(a) in 2003.

     The following persons who were directors, officers, or beneficial owners of more than ten percent of the common stock of the Company, failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934.

        None.

OTHER INFORMATION:
-----------------

     The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.


Dated:  July 25, 2003

                                 By Order of the Board of Directors
                                 Drucker, Inc.


                               By: /s/ Ronald Xie
                                   --------------------------------
                                   Ronald Xie, President